

ORIGINAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT


RECD S.E.C.
JUN 2 7 2003
1086

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ____________________

001-31251
(Commission File Number)

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Banknorth Group, Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Banknorth Group, Inc.
P.O. Box 9540
Two Portland Square
Portland, Maine 04112-9540


PROCESSED
JUL 0 1 2003
THOMSON
FINANCIAL

REQUIRED INFORMATION

The following financial statements are hereby furnished for the Banknorth Group, Inc. 401(k) Plan (the "Plan"):

Independent Auditors' Report

Statement of Net Assets Available for Benefits
December 31, 2002 and 2001

Statement of Changes in Net Assets Available for Benefits – Years ended
December 31, 2002 and 2001

Exhibit 23 Independent Auditors' Consent

Exhibit 99.1 Certification of Chief Executive Officer, dated June 27, 2003

Exhibit 99.2 Certification of Chief Financial Officer, dated June 27, 2003

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Banknorth Investment Management Group, a division of Banknorth, NA, as trustee for the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

BANKNORTH GROUP, INC. 401(k) PLAN

By: Banknorth Investment
Management Group (as Trustee)

Date: June 27, 2003

By: 
Name: Kevin K. Brown
Title: Vice President



99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800

Independent Auditors' Report

The Plan Administrator
Banknorth Group, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Banknorth Group, Inc. 401(k) Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for each of the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Boston, Massachusetts
May 23, 2003



BANKNORTH GROUP, INC. 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets		
Cash and cash equivalents	$611,276	$738,622
Investments, at fair value (Note 5)	175,560,299	172,050,306
Participant loans receivable	3,289,751	2,688,583
Total investments	179,461,326	175,477,511
Employer contributions receivable	2,349	-
Employee contributions receivable	8,987	-
Due from brokers for securities sold	14,166	-
Accrued interest receivable	138,932	133,881
Total assets	179,625,760	175,611,392
Liabilities		
Due to brokers for securities purchased	-	184,927
Due to sponsor	-	35,164
Note payable (Note 7)	-	1,068,000
Total liabilities	-	1,288,091
Net assets available for benefits	$179,625,760	$174,323,301

See accompanying notes to financial statements.

BANKNORTH GROUP, INC. 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Additions to net assets attributed to:		
Investment income:		
Interest	$209,383	$280,731
Dividends	4,113,045	3,678,648
Net realized losses (Note 5)	(6,095,701)	(15,546)
Net unrealized depreciation in fair value of investments (Note 5)	(15,100,734)	(6,214,332)
	(16,874,007)	(2,270,499)
Contributions:		
Employer	7,389,956	4,244,515
Employee	15,061,853	11,631,368
Rollovers	2,007,940	840,300
	24,459,749	16,716,183
Transfer from other employee benefit plans (Note 1)	8,712,146	36,150,554
Total additions	16,297,888	50,596,238
Deductions from net assets attributed to:		
Benefits paid to employees	10,977,089	17,473,883
Interest expense	18,340	79,192
Total deductions	10,995,429	17,553,075
Net increase in net assets available for benefits	5,302,459	33,043,163
Net assets available for benefits, beginning of year	174,323,301	141,280,138
Net assets available for benefits, end of year	$179,625,760	$174,323,301

See accompanying notes to financial statements.

Banknorth Group, Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2002 and 2001

(1) Description of Plan

The Banknorth Group, Inc. 401(k) Plan (the "Plan") is a defined contribution plan sponsored by Banknorth Group, Inc. (the "Company"). The following provides only general information and participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan, which became effective October 1, 1985, as amended and restated effective January 1, 2001, is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). All employees of the Company who were employed on October 1, 1985 became participants. All other full and part-time employees shall become a participant on the entry date coincident with or following the completion of one month of service. Temporary employees are eligible to participate after completing any 12 months of service in which the employee is credited with 1,000 hours of service.

The Plan includes the merger of the Banknorth Group, Inc. Profit Sharing and Employee Stock Ownership Plan ("ESOP") effective January 1, 2001. ESOP assets transferred into the Plan in 2001 totaled $36,150,554. The assets which were allocated to participants' accounts were frozen as of January 1, 2001 except for earnings and distributions.

On December 31, 2002, the Morse Payson and Noyes Incentive Savings Plan (the "MPN Plan") was merged into the Plan. Morse, Payson and Noyes Insurance is an indirect subsidiary of Banknorth, NA which is a subsidiary of the Company. Assets transferred from the MPN Plan totaled $8,712,146.

(b) Contributions

Participants may contribute up to 50% (highly compensated participants may contribute up to 15%) of their pretax annual wages including bonuses and overtime pay. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans. Participants are eligible for Company matching contributions the first day of the calendar year quarter following completion of one year of service. Through September 2001, the Company made a matching contribution equal to 50% of the participant's deferral not to exceed 6% of the participant's eligible compensation. Beginning in October 2001, the Company made matching contributions equal to 100% of the participant's deferral up to the first 3% of the participant's eligible compensation and 50% of the participant's deferral on the next 3% of the participant's eligible compensation. In addition, each year the Company may contribute to the Plan, from current profits or retained earnings, a discretionary percentage designated by the Board of Directors. There were no discretionary contributions in 2002 or 2001. Participants' salary deferral contributions are subject to Internal Revenue Code limitations which were $11,000 and $10,500 in 2002 and 2001, respectively. The Plan was amended January 1, 2002 to allow $1,000 catch-up contributions (within the meaning of Section 414 (v) of the Internal Revenue Code) for participants who have reached age 50 by the end of the plan year.

Beginning in July 2001, Company matching contributions were made in shares of Company common stock as they were released by payment on the ESOP loan. Participants could elect to reinvest the value of such shares in other investment offerings within the Plan. By November 2002, the ESOP loan had been paid in full, all ESOP shares had been released and the Company began making matching contributions in cash (see Note 7).

(c) Participant Accounts

Each participant's account reflects the participant's contribution, the Company's matching contribution, earnings or losses on the account and an allocation of the Company's discretionary contribution, if any, based on participant compensation. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account balance.

(d) Vesting

Participants are immediately vested in all employee contributions, Company matching contributions and ESOP contributions and earnings.

(e) Payment of Benefits

On termination of service, if the participant vested account balance does not exceed $5,000, the participant receives a single lump sum amount equal to the value of his or her vested account. If the participant vested account balance exceeds $5,000, the participant is allowed to elect to receive a single lump sum distribution or to receive benefit payment following attainment of normal retirement age. An annuity may also be purchased with the entire value of his or her vested account if the distribution commenced prior to January 1, 2002.

In December 2001, the Plan was amended to provide that any cash dividends received on shares of stock allocated to a participant's ESOP account as of the record date on which the dividends are declared, shall, at the election of the participant or his or her beneficiary, either: (1) be paid by the Company in cash to the participant or beneficiary, or, at the discretion of the Plan Administrator, paid by the Company to the Plan and distributed from the Plan to the participant or his or her beneficiary, not later than ninety days after the close of the Plan year in which it was paid to the 401(k) Plan; or (2) be paid to the 401(k) Plan and reinvested in stock. The election was effective for the 2001 dividends, which were distributed in 2002. Total cash dividends distributed to participants in 2002 was $221,470.

(f) Participant Investment Options

Each participant, at December 31, 2002, had the option of allocating employee and employer contributions to any of the following:

Evergreen Foundation Fund
Seeks reasonable income, conservation of capital, and capital appreciation.

Federated Capital Preservation Fund
Seeks high level of income with safety of principal by investing in high-quality guaranteed investment contracts issued by major insurance companies.

Federated U.S. Government Securities Fund
Seeks relatively stable current income through a high-quality, professionally managed portfolio of U.S. government securities.

Federated Max-Cap Fund
Seeks to provide performance that tracks that of the Standard & Poor's 500 Composite Stock Index.

Janus Overseas Funds
Seeks long-term growth of capital by investing at least 65% of its total assets in securities of issuers from at least five different countries, excluding the United States.

Janus Balanced Fund
Seeks long-term capital growth, consistent with preservation of capital and balanced by current income by investing 40 – 60% of its assets in securities selected primarily for their growth potential and 40 – 60% of its assets in securities selected primarily for their income potential.

Banknorth Large Cap Core Fund
Invests in large companies that show growth potential and are in the top three companies in their respective industries. The goal is to provide growth to the account balance. The fund is managed by Banknorth Investment Management Group ("BIMG"), which is a division of Banknorth N.A.

Federated Intermediate Income Fund
Invests in high quality corporate bonds with an average maturity of 7.7 years. The objective of the fund is to produce income at a higher level than the stable fund, while assuming minimal risk.

Dodge & Cox Stock Fund
Seeks long-term growth of principal and income by investing primarily in a broadly diversified and carefully selected portfolio of common stocks.

MFS New Discovery Class I
Invests in companies that have superior growth prospects. It looks for companies that are much smaller than those included in the S&P 500.

Federated International Small Company Fund
Seeks long-term growth by investing in stocks of small foreign companies. This investment option is closed to new contributions.

Fidelity Select Technology Fund
Invests in stocks only from the technology sector. This investment option is closed to new contributions.

Banknorth Group, Inc. Common Stock
Participants have the option to invest in shares of Banknorth Group, Inc. common stock.

(g) Forfeitures

At December 31, 2002 and 2001, forfeited nonvested accounts totaled $47,549 and $35,164, respectively. These amounts may be used to reduce employer contributions. In 2002 and 2001, employer contributions were reduced by $0 and $68,069, respectively, from forfeited nonvested accounts. Forfeited amounts relate to employees who terminated prior to the change in vesting provisions on January 1, 2001 and are available to reduce future company contributions when the participant account is distributed or when the break in service exceeds five years.

(h) Voting Rights

Each participant is entitled to exercise voting rights attributable to Banknorth Group, Inc. shares allocated to his or her account and is notified by the Trustee, BIMG, prior to the time that such rights are to be exercised. The Trustee is permitted to vote in the best interest of plan participants shares for which instructions have not been given by a participant.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and are presented on the accrual basis of accounting.

(b) Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

Cash and cash equivalents includes principal cash and daily cash balances maintained in interest-bearing accounts.

(d) Investment Valuation and Income Recognition

Investments are recorded at their fair values as determined by quoted market prices. Shares of the mutual funds are valued at the net asset value of shares held by the Plan at year-end. Purchases and sales of securities are reflected on the trade date basis. Realized gains or losses are calculated using the average cost method. Interest income is recorded on the accrual basis. Dividends are recorded as of the ex-dividend date.

(e) Participant Loans

Participants may borrow from their 401(k) accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account. The interest rate charged is the Prime Rate as noted in the Wall Street Journal on the date that the loan application is processed. Principal and interest is paid through fixed bi-weekly payroll deductions.

(f) Payment of Benefits

Benefits are recorded when paid.

(g) Plan Expenses

All expenses of maintaining the Plan are paid by the Company.

(h) Reclassifications

Certain 2001 balances have been reclassified to conform with the 2002 presentation.

(3) Income Taxes

The Plan is qualified as a profit sharing plan under Section 401(a) of the Internal Revenue Code. The Internal Revenue Service issued its latest determination letter on August 16, 1996 which stated that the Plan qualifies under the applicable provisions of the Internal Revenue Code and therefore is exempt from federal income taxes. Subsequent to such determination, the Plan has been amended. A request for a new determination letter was sent to the Internal Revenue Service on February 28, 2002. In the opinion of the Plan Administrator and the Plan's tax adviser, the Plan has continued to operate within the terms of the Plan and remains qualified under the applicable provisions of the Internal Revenue Code.

(4) Administration of Plan Assets

The Plan's assets, which include Company common shares, are held by the Trustee of the Plan.

Company contributions are held and managed by the Trustee, which invests contributions received, reinvests interest and dividend income, and additionally makes distributions to participants. The Trustee also administers the payment of interest and principal on the loans, which is reimbursed to the Trustee through contributions as determined by the Company. Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses for the Trustee's fees are paid directly by the Company.

(5) Investments

The following investments represented 5% or more of the Plan's net assets at December 31:

	2002		2001	
	Number of shares	Fair Value	Number of shares	Fair Value
Investments, at fair value:				
Evergreen Foundation Fund	1,322,365	$18,698,242	1,325,671	$21,648,205
Federated Capital Preservation Fund	2,288,790	22,887,898	1,922,362	19,223,616
Federated Max-Cap Fund	812,902	14,494,046	668,680	15,566,860
Janus Balanced Fund	—	-	641,343	13,019,262
Janus Overseas Fund	696,011	10,642,015	—	-
Banknorth Group, Inc. common stock * **	3,004,562	67,903,101	3,061,458	68,944,042
Banknorth Large Cap Core Fund **	1,676,737	13,011,478	1,585,960	14,384,655
		$147,636,780		$152,786,640

* See note 6 for portion related to nonparticipant-directed investments.

** Party in interest

The proceeds and cost of sales of investments for the years ended December 31, 2002 and 2001 were as follows:

	2002		2001	
	Proceeds	Cost	Proceeds	Cost
Banknorth Group, Inc. common stock	$3,602,425	$1,386,250	$3,893,932	$1,812,154
Registered investment companies	69,470,522	77,782,398	71,140,491	73,237,815

During 2002 and 2001, the Plan's investments (depreciated) appreciated in value as follows:

	2002	2001
Banknorth Group, Inc. common stock	($7,612,410)	$4,050,612
Registered investment companies	(7,488,324)	(10,264,944)
	($15,100,734)	($6,214,332)

Banknorth Group, Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2002 and 2001

(6) Nonparticipant-Directed Investments

Information about the net assets, primarily determined from quoted prices, and the significant components of the changes in the net assets relating to the nonparticipant-directed investments was as follows:

	December 31, 2002	December 31, 2001
Net Assets:		
Banknorth Group, Inc. common stock	$34,200,105	$42,247,651
Short-term investments	261,493	46,758
Principal cash	-	173,344
Accrued interest receivable	325	216
Due to brokers	-	(173,344)
Note payable	-	(1,068,000)
	$34,461,923	$41,226,625

	Year ended December 31, 2002	Year ended December 31, 2001
Changes in Net Assets:		
Investment income	$993,546	$1,055,868
Net (depreciation) appreciation	(5,759,847)	3,211,394
Contributions	924,824	590,590
Investment transfers in	-	36,150,554
Allocated to participant-directed investments	(1,280,248)	(1,575,155)
Benefits paid	(1,624,637)	(1,496,079)
Interest expense	(18,340)	(79,192)
Net assets available for benefits, beginning of year	41,226,625	3,368,645
	$34,461,923	$41,226,625

Nonparticipant-directed investments consist of assets transferred into the plan in 2001, and subsequent changes in those assets, originating from previously merged ESOP plans. Amounts allocated to participant-directed investments relate to the allocation of shares utilized for Company matching contributions to participant-directed investments.

Included in the investments as of December 31, 2002 and 2001 were the following shares of Banknorth Group, Inc. common stock held for the ESOP.

	December 31, 2002		
	Allocated	Unallocated	Total
Banknorth Group, Inc. common stock			
Number of shares	1,513,279	-	1,513,279
Cost	$ 8,846,931	$ -	$ 8,846,931
Fair Value	$ 34,200,105	$ -	$ 34,200,105

	December 31, 2001		
	Allocated	Unallocated	Total
Banknorth Group, Inc. common stock			
Number of shares	1,581,152	294,854	1,876,006
Cost	$ 9,233,760	$ 1,264,464	$ 10,498,224
Fair Value	$ 35,607,543	$ 6,640,108	$ 42,247,651

(7) Note Payable

The SIS Bank Employees' Savings Incentive Plan, which was merged into the ESOP on December 31, 1999, had entered into a $3,560,000 term loan agreement with another financial institution. Upon the merger, the Plan assumed the note payable and scheduled principal and interest payments. The proceeds of the loan were used to purchase Company stock. Unallocated shares were collateral for the loan with shares released periodically from collateral as principal and interest payments were made. The loan was paid in full during 2002 and all shares were released to participants.

(8) Related-party Transactions

Certain Plan investments are shares of mutual funds managed by BIMG, a division of Banknorth, NA, which is a subsidiary of Banknorth Group, Inc. BIMG serves as the Plan trustee and recordkeeper and, therefore, these transactions qualify as party in interest. Fees for these services are paid on behalf of the Plan by the Plan Sponsor.

The Plan owned 3,004,562 and 3,061,458 shares of Banknorth Group, Inc. common stock valued at $67,903,101 and $68,944,042 at December 31, 2002 and 2001, respectively.

(9) Risks and Uncertainties

The Plan provides for investment in corporate securities, registered investment companies and money market funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is probable that changes in the value of investment securities will occur in the near term.

(10) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, as amended.

(11) Prohibited Transaction

During 2000, the Plan's Trustee used cash allocated to participant accounts totaling $175,981 to fund ESOP loan payments. This transaction is considered prohibited according to the provisions of ERISA and the Internal Revenue Code. In 2001, the Company made a corrective contribution of $175,981 to the Plan. In 2002, the Company made an additional corrective contribution of $12,716 to fully restore participant accounts to the position they would have been in had the prohibited transaction not occurred.

BANKNORTH GROUP, INC.
401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2002

(a)	(b) Identity of issuer	(c) Number of shares/units, description of investment	(d) Cost	(e) Current value
*	Banknorth Group, Inc.	Common stock - 3,004,562 shares	$ 25,530,035	$ 67,903,101
	Evergreen Foundation Fund	Registered investment company - 1,322,365 shares	25,072,487	18,698,242
	Federated Intermediate Income	Registered investment company - 358,397 shares	3,553,327	3,659,233
	Federated Capital Preservation Fund	Registered investment company - 2,288,790 shares	22,887,761	22,887,898
	Federated U.S. Government Securities Fund	Registered investment company - 711,902 shares	7,934,905	8,307,891
	Federated Max-Cap Fund	Registered investment company - 812,902 shares	19,092,151	14,494,046
	Federated International Small Company Fund	Registered investment company - 6,752 shares	172,426	100,135
	Fidelity Select Technology Fund	Registered investment company - 3,023 shares	200,321	113,968
	Janus Group Overseas Fund	Registered investment company - 696,011 shares	19,410,920	10,642,015
	Janus Balanced Fund	Registered investment company - 56,955 shares	1,163,254	1,018,354
	MFS New Discovery Class I	Registered investment company 692,142 shares	11,246,140	8,049,610
	Dodge & Cox Stock Fund	Registered investment company 75,802 shares	7,391,300	6,674,328
*	Banknorth Group Large Cap Core Fund	Registered investment company 1,676,737 shares	18,614,847	13,011,478
*	Participant loans receivable	Loans granted to plan participants, varying maturities, interest rates from 4.25% to 10.50%, secured by, at minimum, 50% of vested account balances	—	3,289,751
			$ 162,269,874	$ 178,850,050

* Party in interest.

See accompanying independent auditors' report.



99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 988 0800

Independent Auditors' Consent

The Board of Directors
Banknorth Group, Inc.:

We consent to the incorporation by reference into Banknorth Group, Inc.'s previously filed Registration Statement on Form S-8 of our report dated May 23, 2003, with respect to the statements of net assets available for benefits of Banknorth Group 401(k) Plan as of December 31, 2002 and 2001, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of assets (held at end of year), which report appears in the December 31, 2002 Form 11-K of Banknorth Group, Inc. 401(k) Plan.

KPMG LLP

Boston, Massachusetts
June 27, 2003



Exhibit 99.1

Certification Pursuant to 18 U.S.C. Section 1350

In connection with the Annual Report of the Banknorth Group, Inc. 401(k) Plan (the "Plan") on Form 11-K for the year ended December 31, 2002 as filed with the Securities and Exchange Commission (the "SEC") on or about the date hereof (the "Report"), I, William J. Ryan, Chief Executive Officer of Banknorth Group, Inc. (the "Company"), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the SEC or its staff upon request.

Date: June 27, 2003



William J. Ryan
Chief Executive Officer

Exhibit 99.2

Certification Pursuant to 18 U.S.C. Section 1350

In connection with the Annual Report of the Banknorth Group, Inc. 401(k) Plan (the "Plan") on Form 11-K for the year ended December 31, 2002 as filed with the Securities and Exchange Commission (the "SEC") on or about the date hereof (the "Report"), I, Stephen J. Boyle, Chief Financial Officer of Banknorth Group, Inc. (the "Company"), certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

A signed original of this written statement has been provided to the Company and will be retained by the Company and furnished to the SEC or its staff upon request.

Date: June 27, 2003



Stephen J. Boyle
Chief Financial Officer